82-34842





Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW,
Washington DC 20549
USA



16th March, 2005.

Re: Kerry Group PLC (file no: 82-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 82-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Could you please send to me a confirmation that this submission has been received by your office. Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael Ryan
Head of Investor Relations
Kerry Group PLC.

dlw 3/28

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company Kerry Group plc	
2.	Name of scheme 1986 Executive Share Option Scheme	
3.	Period of return: From 10 July 2004 to 9 January 2005	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	742,200
5.	Number of shares issued/allotted under scheme during period:	386,220
6.	Balance under scheme not yet issued/allotted at end of period	355,980
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,200,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records
186,848,865

Contact for queries:	Address:
Name: Brian Durran,	Kerry Group plc, Prince's Street, Tralee, Co Kerry
Telephone: 066 718 2212	

Person making return
Name: Brian Durran
Position: Group Secretary
Signature:



SCHEDULE 11



file

The Irish Stock Exchange

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. [ ]

All relevant boxes should be completed in block capital letters

1. Name of company: KERRY Group plc	2. Name of director MR. Hugh Friel (CEO)
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR named in 2.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MR. Hugh Friel
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction SHARE purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
20,000	Less than 0.01%	–	–

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
A ORD 12.5c	€18.00	1 MARCH 2005	2 MARCH 2005

15. Total holding following this notification 345,000	16. Total percentage holding of issued class following this notification 0.2%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Brian Durran, Secretary Kerry Group plc

[signature]

SCHEDULE 11


Integritas robusque

The Irish Stock Exchange

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. [ ]

All relevant boxes should be completed in block capital letters

1. Name of company: KERRY GROUP plc	2. Name of director DENIS CREGAN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest: Director named in 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): Denis Cregan
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): N/A	6. Please state the nature of the transaction: Share purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
20,000	0.01%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
A ORDINARY	€17.915	14 MARCH 2005	15 MARCH 2005

15. Total holding following this notification: 282,500	16. Total percentage holding of issued class following this notification: 0.15%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

BRIAN DURRAN